COLLECTORS UNIVERSE, INC.
1921 E. Alton Avenue
Santa Ana, California 92705
(949) 567-1234

February 18, 2011

Division of Corporation Finance
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Attention: William H. Thompson, Accounting Branch Chief

Re:	Collectors Universe, Inc.

Form 10-K for Fiscal Year Ended June 30, 2010, Filed September 8, 2010
Definitive Proxy Statement on Schedule 14A Filed October 7, 2010
File No. 1-34240

Ladies and Gentlemen

Set forth in the attachment to this letter are the detailed responses of Collectors Universe, Inc. to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) relating to the above-referenced reports filed with the Commission under the Securities Exchange Act of 1934, as amended (the “1934 Act Reports”).  The Staff’s comments are contained in its letter to us dated February 7, 2011 (the “Comment Letter”).  For ease of review, we have set forth, in the attachment, each of the Staff’s comments and our responses thereto, in the same chronological order as the comments were set forth in the Comment Letter.

We believe, and after reviewing our responses we think that the Staff will concur, that no amendments to the above-referenced 1934 Act Reports are necessary in order to address the Staff’s comments and, to the extent necessary, can and will be addressed in future filings in the manner described in our responses.

    If you have any questions or would like to discuss these responses with us, please do not hesitate to call me at (949) 567-1245.

Sincerely,

/s/JOSEPH J. WALLACE
Joseph J. Wallace, Chief Financial Officer

Responses of Collectors Universe, Inc. (File no. 1-34240) to the Comment Letter, dated
February 7, 2011, from the Staff of the Securities and Exchange Commission relating to the fiscal Year 2010 Form 10-K and the Definitive Proxy Statement on Schedule 14A filed on
October 7, 2010 by Collectors Universe, Inc. under the Securities Exchange Act of 1934

Form 10-K for Fiscal Year Ended June 30, 2010

Item 1. Business, page 1

1.
STAFF COMMENT.  We note your disclosure that you have opened an office in paris, france. Please revise to provide additional disclosure regarding this venture, including an indication of the size of your operations in that office.  Please provide us with your proposed revised disclosure.

Response:

The Company opened a small office in Paris, France in the fourth quarter of fiscal 2010.  The Company’s initial plan for the office is for our collectibles experts to visit Paris, once or twice a quarter, to authenticate and grade coins submitted by French coin dealers and collectors, which is similar to our collectibles experts attending collectible coin shows in the United States where they authenticate and grade coins on site.

At present, there is only one employee in Paris focused on business development initiatives and making contacts with customers.  The Company did not generate any authentication or grading revenue from the Paris France office in the fiscal year ended June 30, 2010.   Through the second quarter of fiscal 2011, the Company generated a small amount of revenues from that office and it is too early to determine whether that office will be successful or the extent of the revenues it will generate in the future.

We made reference to opening the Paris, France office under Item 1: “Business, Our Growth Strategy” on page 7 of our Fiscal 2010 Form 10-K.  Given the relative insignificances of this location to the Company’s operations during fiscal 2010, we believe this disclosure was adequate for fiscal year 2010.  However, we will continue to monitor the importance of the Paris, France office to our overall operations and will expand disclosures in future periods as considered necessary or appropriate.

Item 5. Market for Common Stock and Related Stockholder Matters, page 22

2.
STAFF COMMENT. Please provide the disclosure about your stock repurchases using the tabular format set forth in item 703(a) of regulation s-k, and provide all of the relevant information required by item 703(b) of regulation s-k. Please provide us with your proposed revised disclosure.

Response:

It is our understanding that Item 703(a) of Regulation S-K requires the stock repurchases to be reported by month on a quarterly basis and that, as a result, we were required to provide the tabular disclosures in our Form 10-K only if we had effectuated any stock repurchases during the quarter ended June 30, 2010.

As disclosed in our Form 10K for fiscal year 2010, under Item 5: Share Buyback Program, the Company has not made repurchases of its stock since fiscal 2009 and the last time the Company made open market repurchases of its stock under the program was in the fourth quarter of fiscal 2008.  In prior periods through the fourth quarter of fiscal 2008, we made the disclosure in the tabular format as required by Item 703(a) of Regulation S-K on a quarterly basis. Please see Item 5 Shares Repurchases in our Form 10-K for fiscal year 2008 and Part II Item 2 (c) Share Repurchases on Form 10-Q for the three months ended March 31, 2008. The fiscal 2009 repurchases were disclosed under Note 1 to the Condensed Consolidated Financial Statements in Form 10-Q for the three months ended December 31, 2008 as they were not open market repurchases and involved a purchase of stock from the Company’s former Chief Executive Officer.

In the event we make any additional open market share repurchases in the future, such repurchases will be reported in the tabular format as required by Item 703(a) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

Critical Accounting Policies and Estimates, page 29

Goodwill, page 32

3.
STAFF COMMENT. We note your disclosure that the estimated fair value of the expos reporting unit using the income approach exceeded carrying value by approximately 10% and that the use of a slightly different discount rate could have resulted in the need for further testing and the possibility of an impairment of goodwill of the reporting unit.  In light of this disclosure, which suggests that the expos reporting unit is at risk of failing step one of the impairment test, please tell us your consideration of disclosing the amount of goodwill allocated to the expos reporting unit and providing the following additional disclosures: (i) a description of each key assumption used in estimating fair value of the reporting unit and how the key assumptions were determined; (ii) a discussion of the degree of uncertainty associated with key assumptions; and (iii) a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.  Also, we note that you reduced the discount rate used in estimating the fair value of the expos reporting unit to 17% at September 30, 2010.  Please tell us in a reasonable amount of detail the reason for the lower discount rate and whether the carrying value of the reporting unit would have exceeded its estimated fair value had you applied the same discount rate used at June 30, 2010.  In addition, please tell us your consideration of disclosing the effect of the change in your discount rate on your estimate of fair value of the reporting unit.

Response:

The amount of goodwill for our Expos business, which was $1.2 million at June 30, 2010, was disclosed in footnote 7 to our Consolidated Financial Statements on page 65 of our 2010 10-K.  The Expos’ goodwill represented about 3% of the Company’s consolidated assets at June 30, 2010.  Also, Expos accounted for about 4% of both the Company’s consolidated revenues and consolidated operating income in fiscal 2010.

Expos is a tradeshow management company.  Each year, Expos promotes, manages and operates two collectibles tradeshows: The Long Beach Coin, Stamp & Collectibles Expo and the Santa Clara Coin, Stamp & Collectibles Expo (The “Expos Shows”).  At both the Long Beach and Santa Clara Shows collectibles dealers offer rare and valuable collectibles to dealers and collectors who attend the Shows.  At the same time, third party auction companies conduct auctions of collectibles coins and currency alongside collectibles exhibitions at the Shows.  Expos generates revenues primarily from exhibition fees paid by dealers and other exhibitors, fixed fees from auction companies which entitle them to conduct their auctions at the Shows, and other revenues from show admissions and on-site rentals of equipment by exhibitors from Expos.

The revenue base of Expos is primarily a recurring revenue stream as typically the same dealers and other customers attend each show.  Having said that, like any business there are competitors who stage similar shows around the United States and with the advent of the Internet, dealers and collectors can buy and sell on-line.  In addition, the volume of collectibles transactions can be impacted by Economic Conditions as described on Page 27 of our Form 10K, and those conditions can drive a decision by a dealer or collectors as to whether they will or will not attend the Expos Shows.  Other short-term non-business issues can also impact attendance at the Expos Shows, e.g. weather considerations around the United States when the show is being staged.

 (i) The key assumptions that are used in estimating the fair value of Expos are similar to the key assumptions that apply in any fair value exercise, which by its nature is forward looking.  We make assumptions as to the level of expected revenues in the near term and future years based upon what activities we expect at the Expos Shows, we review the cost structure of the business and how it may evolve over time in terms of costs saving opportunities or increases and personnel changes, we estimate a terminal value to reflect what we consider the longer term growth potential of the business to be, we calculate the after tax free cash flows of the business and we apply a discount rate to those cash flows to determine the fair value of the business.

The discount rate that we apply to the cash flows is calculated for us by a third party valuation firm. The other assumptions are derived internally by management. The valuation firm provides a range of discount rates and for Expos we have used the mid-point, which we consider conservative because of the recurring nature of the revenue base.

(ii) Like any forward-looking projection, it is difficult to predict the future. We make what we consider to be reasonable assumptions based on the information available to us and through looking at past trends in the business and actions we plan on taking in future periods.  We consider Expos to be a mature business which will not change much over time.

(iii) If we reasonably expect changes to occur we build them into our projections.  We do not expect major changes in the Expos business.  As discussed, the Expos Shows have been around a long time with a reasonably predictable recurring revenue base.

With respect to the change in the discount rate used in September 2010, when we conducted our annual impairment review of Expos, we applied the mid-point rate provided by the valuation firm like we did in previous years.  The 1% change in the discount rate reflects declines in the (common stock) expected risk premium and the risk-free rate.  The equity risk premium declined from 6% to 5.2%, reflecting less perceived risk in the market place and the rate on 20-year Treasuries declined from 4.02% to 3.38%.  Had we applied a discount rate of 18% in September 30, 2010 consistent with September 30, 2009, the fair value would have exceeded the carrying value under most scenarios.  The Company applied sensitivity analysis to satisfy itself that no impairment would exist.  Therefore, we enhanced the disclosures around Expos at September 30, 2010 by stating “In making that determination (i.e. there is no impairment), we considered the discount rate, revenue growth opportunities and other potential cost reduction scenarios when reviewing Expos, which we consider to be reasonable based upon the recurring and predictable nature of the revenues for this business and its existing cost structure”.

For the reasons discussed above, we respectfully submit that the disclosures regarding the Expos goodwill impairment testing in our 2010 10-K and in our Form 10-Q for the three months ended September 30, 2010 were adequate.

Financial Statements, page 50

Note 3. Discontinued Operations, page 62

4.
STAFF COMMENT.  We understand that you have discontinued your cfc dealer financing business. Please tell us your consideration of classifying the results of operations of this business as discontinued operations. Refer to ASC 205-20-45-1 through 45-3.

Response:

As described in our prior SEC reports, CFC’s business consisted of making advances to selected long-term customers of our authentication and grading services.  Those advances, most of which were short-term, were evidenced by promissory notes from those customers and collateralized by the collectibles they submitted to us for authentication and grading.  A decision was made to “wind down” the operations of CFC in the fourth quarter of fiscal 2008 by (i) selling some of those customer notes and (ii) reducing the volume of advances that CFC was making to customers.  However, CFC’s operations were not discontinued as discussed in ASC 205-20-45-1 through 45-3, as we continued to have involvement in the business and the cash flows of the business were not eliminated.  CFC continued to manage and collect outstanding customer notes through the second quarter of fiscal 2010.  CFC represented about 1% of the Company’s revenues in fiscal 2008.

At the time we decided to wind down CFC’s business, we considered SFAS 144 – “Accounting for the Impairment or Disposal of Long-Lived Assets”.  Paragraph 5(d) of SFAS 144 states that SFAS 144 does not apply to financial instruments.  We also considered SOP 01-6 – “Accounting by Certain Entities that Lend to or Finance the Activities of Others, which states that financial instruments held for sale should be reported as “held for sale” on a company’s balance sheet.

Accordingly, at June 30, 2008 due to our decision to sell some of the notes in the fourth quarter of 2008, we classified approximately $3.6 million of those notes (which were subsequently sold in the first quarter of fiscal 2009) as “Customer Notes Receivable held for sale” on our June 30, 2008 balance sheet.  Additionally, notwithstanding those sales, CFC continued to hold customer notes evidencing advances by CFC, which totaled approximately $2.1 million at June 30, 2008.  Those customer notes were collected by CFC in the ordinary course of business through the second quarter of fiscal 2010 from the customers who were the obligors under those notes.

It is for these reasons that we concluded that CFC’s results of operations should not be classified as discontinued operations.

Item 9A. Controls and Procedures, page 80

Management's Report on Internal Control over Financial Reporting, page 81

5.
STAFF COMMENT.  Please include a statement regarding the omission of an attestation report of your registered public accounting firm regarding internal control over financial reporting in substantially the form prescribed in Item 308T(a)(4) of Regulation S-K.

Response:

The Company was not required to provide an auditor attestation report for fiscal 2010 due to the passage of The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) which, among other things, provided smaller reporting companies with an immediate and permanent exemption from those auditor attestation requirements.

It was our understanding that Item 308T(a)(4) of Regulation S-K was a temporary exemption for smaller reporting companies and that the requirements of that Item ceased to be applicable to smaller reporting companies because the Dodd Frank Act made that exemption permanent.

However, if and for so long as we continue to be a smaller reporting company, we will include a statement of the type prescribed by Item 308T(a)(4) if and to the extent required to do so.

Index to Exhibits, page E-l

6.	STAFF COMMENT. Please file Mr. McConnell's employment agreement as an exhibit or tell us why you do not believe you are required to do so. Refer to Item 601(b) of Regulation S-K.

Response:

Mr. McConnell’s employment agreement was filed as Exhibit 10.47 to the Form 10Q for the three months ended September 30, 2009.  We inadvertently failed to include a reference to that agreement in the Index to Exhibits to our 2010 Form 10-K.  We will include a reference to that Exhibit and agreement in the Index to Exhibits in the Form 10-K that we will be filing for the year ending June 30, 2011.

Exhibits 31.1 and 31.2

7.
STAFF COMMENT.  Please provide certifications that conform to the exact wording prescribed in item 601(b)(31) of Regulation S-K.  In this regard, we note extraneous language is included in paragraphs 4 and 4.d., and certain language is omitted in paragraphs 4.d and 5. Please also make conforming revisions to the certifications filed as exhibits to form 10-Q filings.  In this regard, in form 10-Q for the fiscal quarter ended September 30, 2010, we note extraneous language is included in paragraphs 1,2,4 and 4.c., and certain language is omitted in paragraphs 4.d. and 5.

Response:

As requested, we will conform, word for word, the certifications in our Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q to the wording prescribed by Item 601(b)(31) of Regulation S-K.  We have already begun doing so, starting with our Quarterly Report on Form 10-Q for the quarter ended December 31, 2010 which we filed with the Commission on February 8, 2011.

However, we believe it is relevant to point out that, as indicated below, the changes we made in the certifications contained in our 2010 10-K and in our Form 10-Q for the quarter ended September 30, 2010 consisted entirely of grammatical and punctuation changes made in the spirit of the SEC’s plain English rules, and we did not make any substantive changes to those certifications.

Certifications in 2010 10-K.  The changes we made to the certification in our 2010 10-K consisted of the following:  At the end of paragraph 4 we added the word “we” before the last clause of that paragraph.  In paragraph 4d, we shortened the phrase “the registrant’s most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report)” to “the registrant’s most recent fourth fiscal quarter” because the certification in question related to that particular quarter.  The only language omitted from Paragraph 5 was the word “the” preceding the words “registrant’s board of directors”.

Certifications in 10-Q for the quarter ended September 30, 2010.  The only changes made to the certification in the 10-Q consisted of (i) the addition of the word “we” in paragraph 4; (ii) the replacement of the semi-colon with a period and the deletion of the word “and” at the end of paragraph 4(d), because that was the last sentence of Section 4; and (iii) the deletion of the word “the” in paragraph 5.

However, as stated above, we will conform the text of the Certifications of the Chief Executive Officer and Chief Financial Officer in Exhibits 31.1 and Exhibit 31.2, respectively, contained in future filings to the text that is attached hereto, as prescribed by Item 601(b)(31) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A

Election of Directors, page 8

8.
STAFF COMMENT. Please revise your disclosure to describe the business experience of your director nominees for the past five years, or clarify your current disclosure by adding dates or the duration of employment.  For example, it is unclear how long Messrs. Allen, Simmons and Moyer have served in their current employment capacities.  Refer to Item 401(e) of Regulation S-K.

Response:

Mr. Allen is self-employed by his own closely held corporation, A.C. Allen & Company.  The dates of such employment were inadvertently omitted from his biography in the Proxy Statement.  We will include those dates in future proxy statements.

In the case of Mr. Simmons, the commencement date of his current employment with DHRCC, which was March 2004, was omitted because we had thought it was sufficiently clear, from his biographical information, that he began his current employment when the Company discontinued its David Hall Rare Coins business in March 2004.  However, on re-reading his biographical information, we now realize that it may not have been as clear as we had thought and, accordingly, we will include the dates of his current employment in future proxy statements.

Similarly, in the case of Bert Moyer, we had thought it was sufficiently clear that he began providing business consulting services and had become a private investor when his employment with QAD, Inc. ended in February 2000, because had he been employed thereafter that employment would have been disclosed.  In future proxy statements, however, we will include the date when Mr. Moyer first became a business consultant.

Compensation of Named Executive Officers, page 17

9.
STAFF COMMENT. We note that your Nominating & Governance Committee reviewed “updated information regarding compensation that is being paid by comparably sized service companies to their outside directors.”  If you engage in benchmarking in making compensation decisions, please revise to identify the benchmarked companies, as well as the benchmarks and their components, pursuant to item 402(b)(2)(xiv).  Refer to item 402(b)(i)(v) of Regulation S-K and Question 118.05 of our Regulation S-K compliance and disclosure interpretations located at our website, www.sec.gov.  If you do not use such data in connection with setting benchmarks for compensation decisions, please disclose how you use such data, for example in order to obtain a general understanding of current compensation practices.  Please provide us with your proposed revised disclosure.

Response:

Item 402(b) requires registrants to discuss “the compensation awarded to, earned by, or paid to the named executive officers” and Item 4.02(b)(xiv) also relates to the compensation paid to named executive officers.  Disclosures regarding director compensation, by contrast, are addressed in Item 4.02(k), which does not require a discussion of benchmarking.  Moreover, while the instructions to Item 4.02(k) refer back to and incorporate by reference certain of the disclosure requirements of Item 4.02(c), there is no similar reference to Item 4.02(b) or to the instructions thereto.  Finally, since the Company was a smaller reporting company in fiscal 2010, the more detailed disclosures required to be included in a CD&A were not applicable to the Company.

Moreover, the statement that our Nominating & Governance Committee reviewed “updated information regarding compensation that is being paid by comparably sized service companies to their outside directors” was included in the proxy statement as narrative regarding information in general that the Committee looked at in deciding not to make any changes to director compensation in 2010, which information consisted of materials generally available to the public.  Additionally, had the Committee used benchmarking in making that determination, we would have disclosed that fact (even though Section 4.02 of Regulation S-K does not require such disclosure with respect to director compensation), because we understand that the issue of benchmarking has been getting considerable attention in the current and recent commentary on corporate compensation.

In addition, in the future, when we make reference to third party information that the Nominating and Governance Committee may have looked at or considered in making director compensation decisions, we will clarify whether that information was obtained from published materials or was provided by a consultant engaged by the Committee.

Certain Transactions, page 22

10.
STAFF COMMENT.  Please tell us whether any written agreement evidencing a related party transaction described in this section is a material agreement due to its nature as a related party contract and, if you conclude that it is, then please file it as such. Refer to Item 601(b)(10) of Regulation S-K.

Response:

     There were no material written agreements evidencing any of the related party transactions described in this Section of our 2010 Proxy Statement.

Acknowledgement

We also acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Exhibit 31.1

CERTIFICATIONS OF CHIEF EXECUTIVE OFFICER
UNDER
SECTION 302 OF THE SARBANES-OXLEY ACT

I, ____________, certify that:

1.	I have reviewed this ________ Report on Form 10-_ of Collectors Universe, Inc. for the quarter ended __________ __, 201_.

2
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.
The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.
The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date:   _______ __,201_                                                By:  __________________________________

                Name:
                                               Chief Executive Officer